UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of March 2019
Commission File Number: 001-38607
ENDAVA PLC
(Translation of registrant’s name into English)
125 Old Broad Street
London EC2N 1AR
United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Confirmation of Cancellation of Share Premium Account

Endava plc (NYSE: DAVA or the “Company”) hereby provides notification that, following shareholder approval of the resolution to cancel the Company’s share premium account at the Annual General Meeting held on 18 December 2018 (the “AGM”), the High Court of Justice of England and Wales has today made an Order (the "Order") confirming the cancellation of the Company’s share premium account.

The Order has been registered at Companies House, the United Kingdom's Registrar of Companies.

The full text of the resolution passed at the AGM is set out in the Notice of AGM which is available for viewing on the Company's website at www.endava.com.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDAVA PLC

Date: March, 12, 2019	By:	/s/ John Cotterell
Name: John Cotterell
Title: Chief Executive Officer